NEW GOLD TO DISCUSS 2015 SECOND QUARTER FINANCIAL RESULTS ON WEDNESDAY, JULY 29, 2015

June 30, 2015 – New Gold Inc. ("New Gold") (TSX:NGD) (NYSE MKT:NGD) plans to release its second quarter 2015 financial results after market close on Tuesday, July 28, 2015. A webcast and conference call to discuss these results will be held on Wednesday, July 29, 2015 at 9:00 a.m. Eastern time. Participants may listen to the webcast by registering on our website at www.newgold.com. You may also listen to the conference call by calling toll free 1-888-231-8191, or 1-647-427-7450 outside of the U.S. and Canada. A recorded playback of the conference call will be available until August 31, 2015 by calling toll free 1-855-859-2056, or 1-416-849-0833 outside of the U.S. and Canada, passcode 76281198. An archived webcast will also be available until October 28, 2015 at www.newgold.com.

ABOUT NEW GOLD INC.

New Gold is an intermediate gold mining company. The company has a portfolio of four producing assets and three significant development projects. The New Afton Mine in Canada, the Mesquite Mine in the United States, the Peak Mines in Australia and the Cerro San Pedro Mine in Mexico, provide the company with its current production base. In addition, New Gold owns 100% of the Rainy River and Blackwater projects, both in Canada, as well as 30% of the El Morro project located in Chile. New Gold's objective is to be the leading intermediate gold producer, focused on the environment and social responsibility. For further information on the company, please visit www.newgold.com.

For further information please contact:

Hannes Portmann
Vice President, Corporate Development
+1 (888) 315-9715
Email: info@newgold.com